UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays announces sale of Barclays Private Equity dated 11th November 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 11, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 11, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

11 November 2011

Barclays announces sale of Barclays Private Equity to its management team

Barclays Bank PLC ("Barclays") has agreed to sell the management company and associated companies forming Barclays Capital's management buy-out business, Barclays Private Equity, to its management team who are re-launching the business as Equistone Partners Europe ("Equistone").

Equistone will continue to manage its existing three funds on behalf of its existing investors in those funds.  Barclays remains an investor alongside those funds and the largest single investor in Equistone's investments to date.

The value of the gross assets disposed of is expected to be approximately £45 million.  The transaction is not expected to have a material impact on Barclays earnings per share or capital ratios.

ENDS

For further information please contact:

Media Relations
Jon Laycock, Corporate Communications, Barclays Capital                            +44 (0) 207 773 4324
Giles Croot, Director, Media Relations, Barclays                                               +44 (0) 20 7116 6132

Investor Relations
Charlie Rozes, Head of Investor Relations                                                         +44 (0) 207 116 5752

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people.  Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.